FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 2006

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 1 August 2006.

2.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 2 August 2006.

3.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 3 August 2006.

4.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 7 August 2006.

5.	Press release entitled, “Dealing by Director Companies Act 1985 Sections 324/329 Transaction by Person Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R“, dated 7 August 2006.

6.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 9 August 2006.

7.	Press release entitled, ““Dealing by Director Companies Act 1985 Sections 324/329 Transaction by Person Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R“, dated 9 August 2006.

8.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 10 August 2006.

9.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 11 August 2006.

10.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 14 August 2006.

11.	Press release entitled, “Companies Act 1985 Section 198 Disclosure of Interest in Voting Shares in Public Companies”, dated 16 August 2006.

12.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 16 August 2006.

13.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 17 August 2006.

14.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R”, dated 17 August 2006.

15.	Press release entitled, “Companies Act 1985 Section 198 Disclosure of Interest in Voting Shares in Public Companies”, dated 18 August 2006.

16.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R”, dated 18 August 2006.

17.	Press release entitled, “Companies Act 1985 Section 198 Disclosure of Interest in Voting Shares in Public Companies”, dated 21 August 2006.

18.	Press release entitled, “Companies Act 1985 Section 198 Disclosure of Interest in Voting Shares in Public Companies”, dated 22 August 2006.

19.	Press release entitled, “AstraZeneca UK Limited Completes Acquisition of Cambridge Antibody Technology Group plc Compulsory Acquisition Procedure Completed Subsequent Offer Period Closed”, dated 22 August 2006.

20.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 23 August 2006.

21.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 24 August 2006.

22.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 25 August 2006.

23.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 25 August 2006.

24.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R”, dated 29 August 2006.

25.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 31 August 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	11 September 2006	By:	/s/ A C N Kemp

			Name:	A C N Kemp
			Title:	Assistant Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 31 July 2006, it purchased for cancellation 800,000 ordinary shares of AstraZeneca PLC at a price of 3280 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,567,095,402.

G H R Musker
Company Secretary
1 August 2006

Item 2

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 1 August 2006, it purchased for cancellation 1,250,000 ordinary shares of AstraZeneca PLC at a price of 3249 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,565,909,449.

G H R Musker
Company Secretary
2 August 2006

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 2 August 2006, it purchased for cancellation 1,000,000 ordinary shares of AstraZeneca PLC at a price of 3192 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,564,931,428.

G H R Musker
Company Secretary
3 August 2006

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 4 August 2006, it purchased for cancellation 800,000 ordinary shares of AstraZeneca PLC at a price of 3200 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,564,215,780.

G H R Musker
Company Secretary
7 August 2006

Item 5

Dealing by Director
Companies Act 1985 Sections 324/329

Transaction by Person Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R

We hereby inform you that on 4 August 2006, John Patterson, a Director of the Company, exercised options over 45,613 AstraZeneca PLC USD0.25 Ordinary Shares as follows:

Number of	Option	Name of scheme under which options were
shares	price	granted

10,944	2448p	Zeneca 1994 Executive Share Option Scheme

34,669	2231p	AstraZeneca Share Option Plan

We also inform you that also on 4 August 2006, Dr Patterson sold 9,486 of the 45,613 Ordinary Shares acquired from the exercise at a price of 3185 pence per share and sold 28,615 of the 45,613 Ordinary Shares acquired from the exercise at a price of 3182 pence per share. These sales of shares were effected to cover the cost of exercising the options and to meet an immediate income tax and NI liability. Dr Patterson has retained 7,512 shares.

As a result of these transactions, Dr Patterson holds options over 192,574 Ordinary Shares of AstraZeneca PLC and his interest in the Ordinary Shares of the Company has increased by 7,512 shares to 88,902 shares, which represents approximately 0.006% of the issued ordinary capital of the Company.

G H R Musker
Company Secretary
7 August 2006

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 8 August 2006, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 3206 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,563,700,136.

G H R Musker
Company Secretary
9 August 2006

Item 7

Dealing by Director
Companies Act 1985 Sections 324/329

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.2R

We hereby inform you that on 8 August 2006, David R Brennan, a Director of the Company, exercised an option over 85,397 AstraZeneca PLC American Depositary Shares (ADSs) at an option price of $35.16 per ADS. One ADS equals one USD0.25 Ordinary Share. The option was granted to Mr Brennan under the AstraZeneca Share Option Plan.

We also inform you that on 8 August 2006, Mr Brennan sold the 85,397 ADSs acquired from the exercise at a price of $61.07 per ADS.

Mr Brennan intends to use the sale proceeds, less the cost of exercising the option and any applicable taxes, in connection with the purchase of a home in the UK.

As a result of the exercise and sale referred to above, Mr Brennan holds options over 355,246 ADSs and 110,641 Ordinary Shares of AstraZeneca PLC and has an interest in 167,453 ADSs and 98,553 Ordinary Shares of the Company, which represents approximately 0.017% of its issued ordinary capital.

G H R Musker
Company Secretary
9 August 2006

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 9 August 2006, it purchased for cancellation 1,250,000 ordinary shares of AstraZeneca PLC at a price of 3178 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,562,554,658.

G H R Musker
Company Secretary
10 August 2006

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 10 August 2006, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 3182 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,561,831,093.

G H R Musker
Company Secretary
11 August 2006

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 11 August 2006, it purchased for cancellation 1,000,000 ordinary shares of AstraZeneca PLC at a price of 3194 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,560,877,671.

G H R Musker
Company Secretary
14 August 2006

Item 11

Companies Act 1985 Section 198
Disclosure of Interest in Voting Shares in Public Companies

On 15 August 2006 we were informed by Barclays PLC, that on 9 August 2006 its interest in the USD0.25 Ordinary Shares of AstraZeneca PLC had increased to 73,107,396 shares (4.68 per cent of the current issued ordinary capital) from the previously notified level of 60,916,748 shares (3.88 per cent of the issued ordinary capital at that time).

G H R Musker
Company Secretary
16 August 2006

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 15 August 2006, it purchased for cancellation 350,000 ordinary shares of AstraZeneca PLC at a price of 3257 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,560,584,195.

G H R Musker
Company Secretary
16 August 2006

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 16 August 2006, it purchased for cancellation 350,000 ordinary shares of AstraZeneca PLC at a price of 3267 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,560,474,538.

G H R Musker
Company Secretary
17 August 2006

Item 14

Transaction by Person Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R

We hereby inform you that on 15 August 2006, Martin Nicklasson, Executive Vice-President, Global Marketing, a person discharging managerial responsibilities, exercised options over 55,295 AstraZeneca PLC USD0.25 Ordinary Shares as follows:

–	option over 21,862 shares at an option price of 1913 pence per share

–	option over 33,433 shares at an option price of 2231 pence per share

The options were granted to Mr Nicklasson under the AstraZeneca Share Option Plan.

We also inform you that on 15 August 2006, Mr Nicklasson sold the 55,295 shares acquired from the exercise at a price of 3280 pence per share.

G H R Musker
Company Secretary
17 August 2006

Item 15

Companies Act 1985 Section 198
Disclosure of Interest in Voting Shares in Public Companies

On 18 August 2006 we were informed by Barclays PLC, that on 11 August 2006 its interest in the USD0.25 Ordinary Shares of AstraZeneca PLC had increased to 80,177,587 shares (5.14 per cent of the current issued ordinary capital) from the previously notified level of 73,107,396 shares (4.68 per cent of the issued ordinary capital at that time).

G H R Musker
Company Secretary
18 August 2006

Item 16

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.2R

We hereby inform you that on 17 August 2006, Jan Lundberg, Executive Vice-President, Discovery Research, a person discharging managerial responsibilities, exercised options over 71,032 AstraZeneca PLC USD0.25 Ordinary Shares as follows:

–	option over 11,952 shares at an option price of 2714 pence per share

–	option over 26,725 shares at an option price of 1913 pence per share

–	option over 32,355 shares at an option price of 2231 pence per share

The options were granted to Mr Lundberg under the Company’s 1994 Executive Share Option Scheme and the AstraZeneca Share Option Plan.

We also inform you that on 17 August 2006, Mr Lundberg sold the 71,032 shares acquired from the exercise at an average price of 3291 pence per share.

G H R Musker
Company Secretary
18 August 2006

Item 17

Companies Act 1985 Section 198
Disclosure of Interest in Voting Shares in Public Companies

On 18 August 2006 we were informed by Barclays PLC, that on 15 August 2006 its interest in the USD0.25 Ordinary Shares of AstraZeneca PLC had decreased to 71,754,726 shares (4.60 per cent of the current issued ordinary capital) from the previously notified level of 80,177,587 shares (5.14 per cent of the issued ordinary capital at that time).

G H R Musker
Company Secretary
21 August 2006

Item 18

Companies Act 1985 Section 198
Disclosure of Interest in Voting Shares in Public Companies

On 22 August 2006 we were informed by Barclays PLC, that on 16 August 2006 its interest in the USD0.25 Ordinary Shares of AstraZeneca PLC had decreased to 60,890,928 shares (3.90 per cent of the current issued ordinary capital) from the previously notified level of 71,754,726 shares (4.60 per cent of the issued ordinary capital at that time).

G H R Musker
Company Secretary
22 August 2006

Item 19

AstraZeneca UK Limited Completes Acquisition of
Cambridge Antibody Technology Group plc

Compulsory Acquisition Procedure Completed

Subsequent Offer Period Closed

AstraZeneca today announced that it has completed the compulsory acquisition procedure under the Interim Regulations and now owns 100 percent of the issued share capital of CAT.

The Subsequent Offer Period has now ended and the Offer is closed for further acceptance.

Defined terms used in this announcement have the same meanings as in the Offer Document dated 23 May 2006.

-Ends-

22 August 2006
Enquiries:
AstraZeneca
Media Enquiries:
Steve Brown (London)	+44 (0)20 7304 5033
Edel McCaffrey (London)	+44 (0) 20 7304 5034
Staffan Ternby (Sweden)	+46 8 553 26107
Analyst/Investor Enquiries:
Jonathan Hunt (London)	+44 (0) 20 7304 5087
Jörgen Winroth (US)	+1 212 579 0506

Item 20

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 22 August 2006, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 3330 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,560,253,425.

G H R Musker
Company Secretary
23 August 2006

Item 21

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 23 August 2006, it purchased for cancellation 650,000 ordinary shares of AstraZeneca PLC at a price of 3328 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,559,685,249.

G H R Musker
Company Secretary
24 August 2006

Item 22

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 24 August 2006, it purchased for cancellation 700,000 ordinary shares of AstraZeneca PLC at a price of 3334 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,559,036,455.

G H R Musker
Company Secretary
25 August 2006

Item 23

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.2R

We hereby inform you that on 24 August 2006, Barrie Thorpe, a person discharging managerial responsibilities, exercised options over 30,802 AstraZeneca PLC USD0.25 Ordinary Shares as follows:

–	option over 1,795 shares at an option price of 2674 pence per share

–	option over 29,007 shares at an option price of 2231 pence per share

The options were granted to Mr Thorpe under the Company’s 1994 Executive Share Option Scheme and the AstraZeneca Share Option Plan.

We also inform you that on 24 August 2006, Mr Thorpe sold the 30,802 shares acquired from the exercise at an average price of 3322 pence per share.

G H R Musker
Company Secretary
25 August 2006

Item 24

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.2R

We hereby inform you that on 25 August 2006, Anthony Zook, Executive Vice-President, North America, a person discharging managerial responsibilities, exercised an option over 17,606 AstraZeneca PLC American Depositary Shares (ADSs) at an option price of $47.14 per ADS. One ADS equals one Ordinary Share.

We also inform you that on 25 August 2006, Mr Zook sold 15,501 of the ADSs acquired from the exercise at an average price of $63.08 per ADS. Mr Zook has retained the remaining 2,105 ADSs.

G H R Musker
Company Secretary
29 August 2006

Item 25

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 30 August 2006, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 3393 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,558,841,114.

G H R Musker
Company Secretary
31 August 2006